Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: March 11, 2011

March 11, 2011

Dear Valued Customer:

You and your organization are very important to Zoran. We are writing to update you on some recent events at Zoran.

As you have likely heard, on February 20th, we announced a stock-for-stock merger between Zoran and UK-based CSR plc. This combination, which is subject to shareholder and regulatory approval, could create a larger, more diversified company with both connectivity and advanced system-on-a-chip capabilities.

In addition, this past week, Ramius Value and Opportunity Master Fund Ltd, a Zoran stockholder, delivered sufficient written consents of stockholders to appoint three new independent directors to our Board of Directors to replace three of our current independent directors.

We want to assure you that our pending merger with CSR, and the changes to the composition of our Board, will not distract the Zoran team from our mission to serve you, our valued customer. As always, our relationships with customers like you are a top priority. From an operating standpoint, our focus has and will continue to be to serve our customers with the best products now and in the future, matched with the best possible customer support. Our new Board fully supports these initiatives.

Our pending merger with CSR will allow the combined Zoran and CSR to be even more committed to continuing to deliver DTV, set-top-box and tuner, digital camera, DVD, and printer products, solutions and services to you. You can be certain that we will remain focused on meeting and exceeding your expectations.

In closing, we’d like to express our gratitude for your business and your continued loyalty to Zoran. We are dedicated to delivering the products and services that can help you achieve your goals and look forward to continuing to build on our relationship in the years to come.

Once again, thank you for your commitment to Zoran.

Sincerely,

Levy Gerzberg, Ph.D.

On Behalf of the Zoran Board of Directors

cc:	Arthur B Stabenow

Dale L Fuller

James B Owens

Jeffrey Smith

Jon Castor

Raymond A Burgess

This announcement does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise. Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of CSR Shareholders, in the Circular and the Prospectus or, in respect of the Zoran Shareholders, the Proxy Statement and F-4 Registration Statement.

How to find further information

In connection with the proposed transaction, CSR will file with the SEC the Proxy Statement and F-4 Registration Statement. In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a consent revocation statement (the “Consent Revocation Statement”). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at http://www.sec.gov, at Zoran’s website at www.Zoran.com.